Exhibit 99.1

Concord Medical Reports Financial Results for the Second Quarter of 2015

BEIJING, August 17, 2015 /PRNewswire/ — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced its unaudited interim consolidated financial results for the second quarter of 2015[1]. The financial results of Fortis Surgical Hospital were consolidated in this quarter. Please note that for the second quarter of 2014, the financial contribution from Chang’an Hospital is reflected as the Net income from discontinued operations.

Second Quarter 2015 Highlights

•	Total net revenue increased by 8.5% to RMB174.5 million ($28.2 million) in the second quarter of 2015, including net revenue from the network business of RMB166.3 million ($26.8 million) and net revenue from the Fortis Surgical Hospital of RMB8.2 million ($1.3 million).

•	Gross profit was RMB79.2 million ($12.8 million) in the second quarter of 2015, compared to RMB93.6 million in the second quarter of 2014.

•	Net income attributable to ordinary shareholders in the second quarter of 2015 increased by 4.4% to RMB36.5 million ($5.9 million) from RMB35.0 million in the second quarter of 2014, which includes the Net loss attributable to shareholders of Fortis Surgical Hospital of RMB7.8 million ($1.3 million).

•	Both basic and diluted earnings per American Depositary Share (“ADS”) [2] in the second quarter of 2015 were RMB0.81 ($0.13), compared with RMB0.78 in the second quarter of 2014.

•	Adjusted EBITDA[3] (non-GAAP) was RMB66.0 million ($10.6 million) in the second quarter of 2015, compared to RMB92.4 million in the second quarter of 2014.

Dr. Jianyu Yang, Chairman and Chief Executive Officer of Concord Medical, commented, “During the second quarter of 2015, we have achieved several important strategic goals. First, the revenue from the network business increased 3.4% to RMB166.3 million compared to the same period last year. We expect ongoing strong operating cash flow from our network business to support the expansion of our planned hospital projects. Second, we have successfully integrated Fortis Surgical Hospital in Singapore into our operations. Their financial results were consolidated into our financial results the second quarter.

Thirdly, we have strengthened our strategic partnership with MD Anderson Cancer Center (MDACC) by acquiring additional ownership in the MDACC Proton Therapy Center (MDACC PTCH) in August 2015. Concord Medical has become the controlling shareholder of the management company of MDACC PTCH. We aim to assist MDACC and MCACC PTCH to expand their business and market reach in China, the fastest growing healthcare market in the world. Concord Medical plans to build and operate multiple proton centers in China. This transaction will help Concord Medical to consolidate its leadership position in the radiotherapy industry and to build an exchange platform for academics and doctors in both China and the U.S.

Additionally, in order to take advantage of the current capital market enthusiasm for healthcare companies and in an effort to fully unleash the value in our business, the Company has decided to seek listing of its wholly owned subsidiary Beijing Concord Hospital Management Co., Ltd on the National Equities Exchange and Quotations (“NEEQ”) in China, also known as the New Third Board in China. The goal is to maximize returns to the current shareholders. Beijing Concord Hospital Management Co. Ltd focuses on providing management services to the Company’s existing network centers and the secondary hospitals projects in the future.”

2015 Second Quarter Financial Results by Segment

Network Business

The Company closed three radiotherapy centers in the second quarter of 2015. As of June 30, 2015, the Company operated a network of 129 centers in 53 cities in China and had entered into agreements to establish two additional centers.

Net revenue from the network business increased by 3.4% to RMB166.3 million ($26.8 million) in the second quarter of 2015 from net revenue from the network business of RMB160.8 million in the second quarter of 2014. The increase in net revenue from the network business was primarily attributable to improvement in product mix, especially increased contribution from PET-CT and Cyber Knife centers in the network.

Cost of revenue of the network business was RMB81.5 million ($13.1 million) in the second quarter of 2015, compared to RMB67.2 million in the second quarter of 2014. The increase in cost of revenue was mainly due to the increased medical consumable expenses and maintenance expenses for the network.

Gross profit from the network business was RMB84.8 million ($13.7 million) in the second quarter of 2015, compared to RMB93.6 million in the second quarter of 2014. The gross profit margin of the network business for the second quarter of 2015 was 51.0%, compared to 58.2% for the second quarter of 2014. The decrease in gross profit was mainly due to higher cost of revenue attributable to the increased medical consumable expenses and maintenance expenses for the network.

Selling expenses of the network business were RMB26.8 million ($4.3 million) in the second quarter of 2015, compared to RMB20.6 million in the second quarter of 2014. Selling expenses as a percentage of total net revenue increased to 16.1% in the second quarter of 2015 from 12.8% in the second quarter of 2014. The increase in selling expenses was mainly due to increased conference, advertising and travel expenses.

General and administrative expenses of the network business were RMB25.4 million ($4.1 million) in the second quarter of 2015, compared to RMB20.5 million in the second quarter of 2014. General and administrative expenses as a percentage of total net revenue was 15.3% in the second quarter of 2015, compared to 12.8% in the second quarter of 2014. The increase general and administrative expenses were mainly due to higher travel, rental and office expenses incurred in the quarter.

Capital expenditures of the network business were RMB26.9 million ($4.3 million) in the second quarter of 2015, compared with RMB2.5 million in the second quarter of 2014.

Accounts receivable from the network business increased to RMB285.8 million ($46.1 million) as of June 30, 2015 from RMB265.0 million as of December 31, 2014. The average period of sales outstanding for accounts receivable (also known as Days Sales Outstanding) was 167 days in the second quarter of 2015.

As of June 30, 2015, the Company, excluding Fortis Surgical Hospital which was acquired in April 2015, had bank credit lines totaling RMB3.2 billion (US$513.6 million), of which RMB1.1 billion ($175.4 million) were utilized.

During the second quarter of 2015, the Company handled 6,584 patient treatment cases and 84,136 patient diagnostic cases, representing 4.9% decrease and 2.5% decrease from the second quarter of 2014, respectively, mainly due to the closure of 3 centers during the quarter.

Hospital Business

Fortis Surgical Hospital is a leading private-owned for-profit surgical hospital in Singapore. The Company closed the acquisition of Fortis Surgical Hospital in April 2015 and is now transforming it into a cancer specialty hospital.

Net revenues from the hospital business were RMB8.2 million ($1.3 million or S$1.8 million [4]) for the second quarter of 2015 which were comprised of:

•	inpatient revenues of RMB7.2 million ($1.2 million), representing 87.7% of the net revenues from the hospital business;

•	outpatient revenues of RMB0.4 million ($0.1 million), representing 4.9% of the net revenues from the hospital business; and

•	medicine revenues of RMB0.6 million ($0.1 million), representing 7.4 % of the net revenues from the hospital business.

Cost of service of the hospital business for the second quarter of 2015 was RMB13.8 million ($2.2 million or S$3.0 million).

Selling expenses of the hospital business were RMB0.05 million ($0.01 million or S$0.01 million) for the second quarter of 2015.

General and administrative expenses of the hospital business were RMB7.3 million ($1.2 million or S$1.6 million) for the second quarter of 2015, of which the employee benefit expenses were RMB5.3 million ($0.9 million or S$1.2 million).

There were no capital expenditures for the hospital business for the second quarter of 2015.

As of June 30, 2015, Fortis Surgical Hospital had accounts receivable of RMB2.8 million ($0.5 million or S$0.7 million). The number of day sales outstanding was 40 days. The accounts receivable balance was mainly related to outstanding balances to be collected from patients.

Fortis Surgical Hospital operated 31 beds and had 80 medical and non-medical staff as of June 30, 2015.

Recent Developments

Share Repurchase Program- On August 10, 2015, the Company announced a share repurchase program, under which Concord Medical is authorized to repurchase up to $20 million of its outstanding American depositary shares (“ADSs”) from time to time for cash in open market transactions or by other means as long as the price per ADS is no more than $8.00, depending on market conditions and other factors.

Additional Ownership Interest in MD Anderson Cancer Center Proton Therapy Center- On August 12, 2015, the Company closed the acquisition of additional ownership interest of The University of Texas MD Anderson Cancer Center (“MD Anderson”) Proton Therapy Center (“MD Anderson Proton Therapy Center”) from an existing owner of the general partner. After the closing, Concord Medical is now the controlling shareholder of PTC-Houston Management, LP (PTCHM), the general partner of the center, and will consolidate its financial results beginning in the third quarter of 2015.

Notes:

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2000 to US$1.00, the effective noon buying rate as of June 30, 2015 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
[2]	Each ADS represents three ordinary shares of the Company.
[3]	Definition of adjusted EBITDA: Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses, and other adjustments. Other adjustments include foreign exchange gain (loss), loss from disposal of property, plant and equipment disposal and acquisition of subsidiaries, and other income or expense.
[4]	Translation of Singapore dollar amount into U.S. dollar amount is made at a rate of SGD1.3469 to US$1.00, the effective noon buying rate as of June 30, 2015, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Conference Call Information

Concord Medical’s management will hold an earnings conference call at 8:00 a.m. Eastern Time on August 18, 2015 (8:00 p.m. Beijing/Hong Kong time on August 18, 2015).

Dial-in details for the earnings conference call are as follows:

U.S. Toll Free:	1 866 519 4004
International:	65 67135090
U.K. Toll Free:	08082346646
Hong Kong Toll Free:	800-906-601
China Local:	400-620-8038 / 800-819-0121
Passcode:	CCM

A replay of the conference call may be accessed by phone at the following numbers for 7 days:

U.S. Toll Free:	1 855 452 5696
International:	6 12 8199 0299
Conference ID:	3485668

Additionally, a live and archived webcast of this conference call will be available at http://ir.concordmedical.com/.

About Concord Medical

Concord Medical Services Holdings Limited is a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China. As of June 30, 2015, the Company operated a network of 129 centers with 76 hospital partners that spanned 53 cities and 25 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, the Company provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. As part of its high-end cancer hospital development strategy and oversea business extension, the Company acquired Fortis Surgical Hospital, a private hospital in Singapore in April, 2015. For more information, please see http://ir.concordmedical.com.

Safe Harbor Statement

This news release may contain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Such factors include: the number of new radiotherapy and diagnostic imaging centers opened; the increase in the number of patients in existing centers; the establishment of specialty cancer hospitals; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government; technological or therapeutic changes affecting the field of cancer treatment and diagnostic imaging; and possible effects on consumers and hospitals, hospital construction, and suppliers, as a result of inflation and the Chinese government’s policies and actions to control inflation. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov. The Company does not assume any obligation to update any forward-looking statement, except as required by law.

About Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Concord Medical uses certain non-GAAP measures. The Company presents certain of its financial information that is adjusted from results based on GAAP to exclude the impact of share-based compensation expense and changes in fair value of derivatives. The Company believes excluding share-based compensation expense and changes in fair value of derivatives from its GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results, as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its current cash earnings. Concord Medical also believes these non-GAAP measures excluding share-based compensation expense and changes in fair value of derivatives are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. In addition, Concord Medical also presents the non-GAAP measure of Adjusted EBITDA, which is defined in this announcement as net income plus interest, taxes, depreciation and amortization, and share-based compensation expenses and other adjustments. Other adjustments include foreign exchange gain (loss), loss from disposal of property, plant and equipment, gain from disposal and acquisition of subsidiaries and other income or expense. Furthermore, Adjusted EBITDA eliminates the impact of items that the Company does not consider to be indicative of the performance of the network business and hospital business. The Company believes investors will similarly use Adjusted EBITDA as one of the key metrics to evaluate its financial performance and to compare its current operating results with corresponding historical periods and with other companies in the healthcare services industry. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial information.

For more information, please contact:

Concord Medical Services

Mr. Adam J. Sun (Chinese and English)

+86 10 5957 5266

adam.sun@concordmedical.com

Ms. Fang Liu (Chinese and English)

+86 10 5903 6688 (ext. 639)

fang.liu@concordmedical.com

ICR Inc.

Mr. William Zima

+1 203-682-8233

William.Zima@icrinc.com

Concord Medical Services Holdings Co., Ltd.

Consolidated Balance Sheets

(in thousands)

	December 31, 2014	June 30, 2015
	RMB	RMB	US$
	(audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	478,682	461,989	74,514
Restricted cash, current portion	392,328	398,653	64,299
Accounts receivable	265,010	288,542	46,539
Inventories	2,986	4,738	764
Prepayments and other current assets	177,267	112,357	18,122
Net investments in direct financing leases, current portion	143,853	132,430	21,360
Deferred tax assets, current portion	3,556	4,659	752

Total current assets	1,463,682	1,403,368	226,350

Non-current assets
Property, plant and equipment, net	749,683	964,159	155,510
Intangible assets, net	61,243	53,015	8,551
Deposits for non-current assets	101,166	112,773	18,189
Net investments in direct financing leases, non-current portion	130,934	122,649	19,782
Deferred tax assets, non-current portion	17,183	18,812	3,034
Equity method investments	221,180	248,155	40,025
Other non-current assets	52,892	45,767	7,382
Prepaid land lease payments	51,529	50,983	8,223
Restricted cash, non-current portion	109,840	107,100	17,274

Total non-current assets	1,495,650	1,723,413	277,970

Total assets	2,959,332	3,126,781	504,320

LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowings	322,128	507,900	81,919
Long-term bank borrowings, current portion	246,233	191,190	30,837
Accounts payable	1,064	1,547	250
Accrual for purchase of property, plant and equipment	11,784	5,477	883
Accrued expenses and other liabilities	130,193	125,423	20,230
Income tax payable	56,151	40,799	6,580
Deferred revenue, current portion	1,038	1,793	289
Deferred tax liabilities, current portion	1,228	1,228	198

Total current liabilities	769,819	875,357	141,186

Non-current liabilities
Long-term bank borrowings, non-current portion	335,479	348,216	56,164
Deferred tax liabilities, non-current portion	50,227	31,314	5,051
Other long term liabilities	3,749	3,370	544

Total non-current liabilities	389,455	382,900	61,759

Total liabilities	1,159,274	1,258,257	202,945

EQUITY
Ordinary shares	105	105	17
Treasuary stock	(5)	(5)	(1)
Additional paid-in capital	2,074,125	2,078,288	335,208
Accumulated other comprehensive loss	(18,651)	(19,282)	(3,110)
Accumulated deficit	(258,025)	(192,967)	(31,124)

Total Concord Medical Services Holdings Limited shareholders’ equity	1,797,549	1,866,139	300,990
Noncontrolling interests	2,509	2,385	385

Total equity	1,800,058	1,868,524	301,375

Total liabilities and equity	2,959,332	3,126,781	504,320

Concord Medical Services Holdings Co., Ltd.

Consolidated Profit & Loss

(in thousands)

	June 30, 2014	June 30, 2015
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues, net of business tax, value-added tax and related surcharges:
Network	160,808	166,347	26,830
Hospital	—	8,202	1,323

Total net revenues	160,808	174,549	28,153

Cost of revenues:
Network	(67,244)	(81,515)	(13,148)
Hospital	—	(13,795)	(2,225)

Total cost of revenues	(67,244)	(95,310)	(15,373)

Gross profit	93,564	79,239	12,780

Operating expenses:
Selling expenses	(20,643)	(26,832)	(4,328)
General and administrative expenses	(20,527)	(32,702)	(5,275)

Operating income (loss)	52,394	19,705	3,177
Interest expense	(10,504)	(11,460)	(1,848)
Foreign exchange (loss) income	(191)	3,747	604
Gain (loss) from disposal of property, plant and equipment	(1,303)	(1,304)	(210)
Interest income	4,877	5,347	862
Changes in fair value of derivatives	(3,980)	—	—
Equity pick up of equity investee	3,278	1,541	249
Other (expense) income	1,334	33,709	5,438

Income from continuing operations before income tax	45,905	51,285	8,272
Income tax expenses	(15,153)	(14,841)	(2,394)
Net income from continuing operations	30,752	36,444	5,878

Net income from discontinued operations	8,303	—	—

Net income	39,055	36,444	5,878

Net income (loss) attributable to non-controlling interests	4,056	(90)	(15)
Net income attributable to ordinary shareholders	34,999	36,534	5,893

Earnings per ADS
Net profit from continuing operations	0.60	0.81	0.13
Net profit from discontinued operations	0.18	—	—
Basic	0.78	0.81	0.13

Net profit from continuing operations	0.60	0.81	0.13
Net profit from discontinued operations	0.18	—	—
Diluted	0.78	0.81	0.13

Weighted average number of ADS outstanding:
Basic	44,945,433	44,945,433	44,945,433
Diluted	45,083,464	45,138,352	45,138,352

Other comprehensive income (loss), net of tax
Foreign currency translation	599	(2,584)	(417)
Total other comprehensive income (loss), net of tax	599	(2,584)	(417)

Comprehensive income	39,654	33,860	5,461

Comprehensive (loss) income attributable to noncontrolling interests	4,056	(90)	(15)

Comprehensive income attributable to Concord Medical Services Holdings Limited’s shareholders	35,598	33,950	5,476

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	For the three months ended June 30, 2014			For the three months ended June 30, 2015
	GAAP Measure	Adjustment	Non-GAAP Measure	GAAP Measure	Adjustment	Non-GAAP Measure
Operating income	52,394	986	53,380	19,704	2,167	21,871
Net income	39,054	4,966	44,021	36,444	2,167	38,611
Basic earnings per ADS	0.78	0.11	0.89	0.81	0.05	0.86
Diluted earnings per ADS	0.78	0.11	0.89	0.81	0.05	0.86

(*)	The adjustments include share-based compensation expense and changes in fair value of derivatives.

Reconciliation from net income to adjusted EBITDA(*) (in RMB thousands, unaudited)

	For the three months ended	For the three months ended
	June 30, 2014	June 30, 2015
Net income from continuing opeartions	30,752	36,444
Interest expenses, net	5,627	6,113
Income tax expenses	15,153	14,841
Depreciation and amortization	39,713	42,594
Share-based compensation	986	2,167
Other adjustments	160	(36,152)

Adjusted EBITDA	92,391	66,007

(*)	Definition of adjusted EBITDA: Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include foreign exchange gain, gain (loss) from disposal of property, plant and equipment, gain from disposal and acquisition of subsidiaries, and other income or expense.